Exhibit 3.1

Amendments to the Bylaws of the P. H. Glatfelter Company

Sections 1.4, 2.15 and 2.16 of the Bylaws of the P. H. Glatfelter Company were amended to read in their entirety as follows:

1.4 NOTICE. Written notice stating the place, day and hour of each meeting of shareholders and, in the case of a special meeting, the general nature of the business to be transacted shall be given by the Secretary or other duly-authorized officer of the Company at least ten days before the meeting to each shareholder of record entitled to vote at the meeting.

2.15 CHAIRMAN OF THE BOARD. The Chairman of the Board shall preside at all meetings of the Board of Directors and shall perform such other duties as may be assigned by the Board of Directors.

2.16 CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall be the chief executive officer of the Company and shall preside at all meetings of the shareholders and, if a director of the Company, in the absence or disability of the Chairman of the Board, or if that office is vacant, shall preside at all meetings of the Board of Directors. He or she shall be responsible for the general management of the business of the Company, subject to the control of the Board of Directors. In the absence or disability of the President, or if that office is vacant, the Chief Executive Officer shall have the authority and perform the duties of the President.